

13031702

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section DEC 28 2016 Washington DC 412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLean Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Westpark Drive Ste A320
(No. and Street)

McLean (City) VA (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 4 2013 DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group
(Name – *if individual, state last, first, middle name*)

1800 Robert Fulton Drive (Address) Reston (City), VA (State) 20191 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2016 DEC 28 PM 2:29 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLean Securities, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal
Title

Megan Marie Fee
Notary Public


MEGAN MARIE FEE
COMMONWEALTH
OF
VIRGINIA
NOTARY PUBLIC

Megan Marie Fee
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7500552
My Commission Expires
January 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLean Securities, LLC

Financial Statements and Supplementary Information

As of and for the year ended December 31, 2012 and report of Independent Registered Public Accounting Firm

Public in Accordance With Rule 17A-5€(3) Under the Securities Exchange Act of 1934

McLean Securities, LLC

Contents


CST GROUP

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member
McLean Securities, LLC
McLean, Virginia

Report on the Financial Statements

We have audited the accompanying statements of financial condition of McLean Securities, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income, member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLean Securities, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 19, 2013

1800 Robert Fulton Drive | Reston, Virginia 20191 | TEL 703-391-2000 | FAX 703-391-2580 | www.cst-cpa.com

McLean Securities, LLC
Statement of Financial Condition
As of December 31, 2012

	Dec 31, 12
Assets	
Current Assets	
Cash	8,364.31
Total Assets	8,364.31
Liabilities and Equity	
Equity	
InterCompany Cash Transfers-Out	-3,374,188.61
Members Accounts	
Capital - TMG	8,327.32
Total Members Accounts	8,327.32
Net Income	3,374,225.60
Total Equity	8,364.31
Total Liabilities and Equity	8,364.31

NOTES TO FINANCIAL STATEMENTS

MCLEAN SECURITIES, LLC

December 31, 2012 and 2011

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

McLean Securities, LLC (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and provides investment banking services in connection with its parent, The McLean Group, LLC (the Group). Investment banking services primarily include merger and acquisition advisory services for middle market businesses. The Company does not trade retail securities and does not have custody of client accounts.

The Company is a wholly owned subsidiary of the Group. The Company operates as a FINRA broker-dealer and as a separate legal entity with a separate accounting ledger in order to satisfy regulatory requirements. The Company's registration as a broker-dealer with FINRA and the Securities and Exchange Commission became effective on October 27, 2000.

The Company uses accrual basis accounting for financial statement reporting purposes and cash basis for income tax reporting purposes. Investment banking revenues include commission fees earned from providing merger-and-acquisition and advisory services. Commission fees are contingent on transaction performance. Commission fees are recognized upon the completion of a transaction when received.

The Company qualifies under Rule 15c3-3(k)(2)(i) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned are carried at fair value as allowed by FINRA regulations, and unrealized gains or losses are reflected in income. No securities were held as of December 31, 2012 and 2011.

NOTE B - INCOME TAXES

The Company is considered a disregarded entity for income tax reporting purposes. Accordingly, for income tax purposes the revenue and expenses are reported by the Group, its parent company, which is a limited liability company taxed as a partnership. Accordingly, no provision has been made for federal and state income taxes on income recognized, since these taxes are the responsibility of the members of the Group.

NOTE B - INCOME TAXES (continued)

The Company and the Group operate as Limited Liability Companies (LLCs) and are not subject to federal income taxes. Management has evaluated the Company's tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2012 and 2011, which required disclosing or recognition.

Generally, the Group's tax returns remain open for three years for federal income tax examination and four years for state income tax examination.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has an agreement with the Group that the Group will pay all operating and non-operating expenses in connection with the conduct of the Company's business, except fee-sharing disbursements, which the broker-dealer is required to pay. The Group has fully indemnified the Company against any liability or responsibility for such expenses.

During 2012 and 2011, capital transfers made to the Group totaled $3,374,189 and $3,725,637, respectively.

During 2012 and 2011, consulting fees (guaranteed payments) paid to members of the Group totaled $1,522,200 and $2,985,758, respectively.

During 2012 and 2011, referral fees of $4,000 and $161,300, respectively, were paid to The McLean Valuation Services Group, LLC, a related limited liability company.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and subparagraph (2) of rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0 to 1. As of December 31, 2012, the Company had net capital as defined of $8,364, which was $3,364 in excess of its required net capital of $5,000.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE F - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2012 and 2011 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 19, 2013, which is the date the financial statements were available to be issued.